June 28, 2013

TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549
Attention: Rufus Decker, Accounting Branch Chief

RE:        TAL International Group, Inc.

Form 10-K for the Year ended December 31, 2012

Definitive Proxy Statement on Schedule 14A Filed March 22, 2013

File No. 1-32638

Dear Mr. Decker:

On behalf of TAL International Group, Inc. (the “Company”, “we”, “us”, or “our”), I am writing in response to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 3, 2013 (the “Comment Letter”) regarding the Company’s Form 10-K for the Year ended December 31, 2012 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A Filed March 22, 2013 (the “Proxy” and, together with the Form 10-K, the “Reviewed Filings”).

To facilitate your examination of the Reviewed Filings, the Staff’s comments are set forth below in italics, numbered to correspond to the comment numbers used in the Comment Letter and followed by the Company’s responses thereto. Unless otherwise indicated, references in the Company’s responses to page numbers refer to page numbers in the applicable Reviewed Filing.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Item 1 — Business, page 4

1.              SEC Comment #1: In the business section of future filings, please ensure you disclose the relative contribution to total revenues from each segment.

Response: In the business section of future filings the Company will disclose the following:

In 2012, the Equipment leasing segment contributed approximately 90% of total revenues and the Equipment trading segment contributed approximately 10% of total revenues.

Signatures, page 74

2.              SEC Comment #2: Please confirm whether your Principal Accounting Officer or Controller signed the Form 10- K in such capacity.  Additionally, in future filings, please ensure your Principal Accounting Officer or Controller signs the Form 10-K and identifies that he or she is signing in such capacity.  Refer to General Instruction D(2)(a) of Form 10-K.

Response: As requested by the Staff, in 2012 John Burns, the Company’s Senior Vice President, Chief Financial Officer and Principal Accounting Officer signed the Company’s 2012 Form 10-K as the Principal Accounting Officer. In future filings, the Company will identify the person who signs the Form 10-K in the capacity as the

Company’s Principal Financial Officer and the person who signs the Form 10-K in the capacity of the Company’s Principal Accounting Officer.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 22, 2013

Compensation Discussion and Analysis, page 14

3.              SEC Comment #3: In future filings, please disclose whether and, if so, how you considered the results of your most recent shareholder advisory vote on executive compensation in determining compensation policies and decisions.  Additionally, if you considered such results in determining compensation policies and decisions, please disclose how that consideration has affected your executive compensation policies and decisions.  Refer to Item 402(b)(1)(vii) of Regulation S-K.

Response: In 2011, the Company conducted an advisory vote on executive compensation in which the shareholders approved the executive compensation policies and practices of the Company. This approval was taken into consideration in maintaining the general design of TAL’s executive compensation program. Per shareholder vote, the next advisory vote on executive compensation will occur in 2014.

In future filings the Company will disclose the following:

The shareholder’s approval in 2011, on an advisory basis, of the overall compensation of the named executive officers was taken into consideration in maintaining the general design of TAL’s executive compensation program.

Annual Incentive Compensation, page 16

4.              SEC Comment #4: You state that the targets for annual incentive compensation are based on peer group levels and generally referenced to benchmark data.  In future filings, please disclose the level at which you benchmark annual incentive compensation, as compared to the peer group, as well as how actual compensation compared to such benchmark.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  This comment also applies to your restricted stock grants disclosure.  In this regard, we note your disclosure on page 18 that individual restricted stock grants are based on peer group levels.

Response: The Company regularly reviews the compensation practices and the level of executive compensation at selected peer companies.  Historically, this peer compensation analysis has been conducted annually alternating between an analysis conducted in one year by TAL and then in the following year by an analysis conducted by an outside compensation consulting firm.  As part of this review, the Company assesses the overall target and actual compensation levels and analyzes the mix of base salary, annual incentive compensation and long-term and equity-linked compensation of the named executive officers at the peer companies. The Company does not specifically link the target or actual compensation levels of its named executive officers to those at the identified peer companies, but rather uses the peer analysis as a point of reference when determining appropriate overall compensation levels and mix of compensation for its named executive officers.  In the section titled “Benchmarking”, the Company disclosed that the total compensation of its named executive officers “was in the lower end of the range indicated in the identified peer companies, though more toward the middle of the range indicated by the broader survey of companies with revenue less than $1.1 billion”.  This information is provided to give context to the compensation levels of TAL’s executive officers. In the future, we will include this information in the Annual Incentive Compensation Section.

In future filings under the heading “Annual Incentive Compensation” the Company will disclose the following:

The Company regularly reviews the compensation practices and the level of executive compensation at selected peer companies.  Historically, this peer compensation analysis has been conducted annually alternating between an analysis conducted in one year by TAL and then in the following year by an analysis conducted by an outside compensation consulting firm.  As part of this review, the Company assesses the overall target and actual compensation levels and analyzes the mix of base salary, annual incentive compensation and long-term and equity-linked compensation of the named executive officers at the peer companies.  The Company does not specifically link the target or actual compensation levels of its named executive officers to those at the identified peer companies, but rather uses the peer analysis as a point of reference when determining appropriate overall compensation levels and mix of compensation for its named executive officers.

The Committee provides for annual incentive compensation in order to tie a portion of senior executives’ compensation to our short-term performance. Each year the Committee sets the target incentive compensation amount and the target incentive compensation range for the Chief Executive Officer. The Chief Executive Officer makes target incentive compensation recommendations to the Committee concerning the other named executive officers, and the Committee reviews the Chief Executive Officer’s recommendations and may approve or change the recommendations for the other named executive officers. Incentive compensation targets and ranges are expressed as a percentage of base salary. Each year, the Committee also establishes the performance criteria to be used as a guideline for the incentive compensation calculation, and other terms and conditions of awards under the incentive compensation program.

For 2012, the total compensation of its named executive officers was in the lower end of the range indicated in the identified peer companies, though more toward the middle of the range indicated by the broader survey of companies with revenue less than $1.1 billion.

5.              SEC Comment #5: We note that you based annual incentive compensation on two performance criteria including adjusted earnings per share and individual performance.  With a view toward future disclosure, please tell us the adjusted earnings per share target, and discuss how actual results compared to the target.  Additionally, please further elaborate on the individual performance based criteria to provide a better understanding of such targets.  For example, provide a more quantitative or qualitative discussion, as applicable, of any targets for operating performance, equipment utilization, average lease rates, equipment fleet growth, revenue, EBITDA, operating expense ratios, or changes in competitive position. Additionally, please discuss how actual results compared to the targets. To the extent that you believe disclosure of any of these targets would result in competitive harm such that disclosure is not required under Instruction 4 to Item 402(b) of Regulation S-K, please tell us this, and discuss in future filings how difficult or how likely achievement of the undisclosed targets will be.

Response: In future filings, the Company will disclose the following:

Each year the Board of Directors, with input from the Company’s senior management, sets the operating and financial plan for the Company, which includes the plan level for Adjusted Earnings per Share (“AEPS”). The Compensation Committee uses this financial plan to establish the target level of AEPS for the AEPS component of annual incentive compensation.  The Compensation Committee also establishes a payout matrix that determines how the actual level of the AEPS component will vary based on different levels of achieved AEPS.  For 2012, it was determined that executives would receive 100% of the AEPS component of their annual incentive compensation if actual AEPS equaled the Plan level, and that actual payouts for the AEPS component would range from 0% of target if actual AEPS was less than 70% of Plan AEPS to 200% of target if actual AEPS was more than 120% of Plan AEPS.

For the individual performance component of annual incentive compensation, each of the executive officers are evaluated based on a number of qualitative and quantitative metrics that the Compensation Committee believes are important measures of the Company’s and the executive officers’ performance.  These criteria vary among the Company’s executive officers depending on their roles.  Assessment criteria include strategic considerations such as how the Company’s operating and financial performance compared to the performance of its peers, how the Company’s growth rate compared to growth in the Company’s market, and how the Company’s market share changed with key customers.  Performance on additional financial metrics such as leasing revenues and EBITDA are also considered as are changes in key operating metrics such as container utilization and average lease rates.  The individual performance component is not determined by a formula comparing actual performance and target performance on these criteria.  The Compensation Committee discusses the Company’s performance with reference to these criteria, and evaluates the strategic, operating and financial success of the Company as well as the perceived strength and importance of the contribution of each of the executive officers to the Company’s performance.

The Company believes that the compensation disclosures in its 2012 proxy provide shareholders with adequate information to evaluate the compensation of the Company’s executive officers. Please note that the Company does not intend to disclose details about the Plan level of AEPS or a detailed discussion of how the Compensation Committee assessed the individual performance of each named executive officer.  The Company believes that could be confusing to investors for the Company to disclose Plan AEPS or target levels of other operating or financial metrics as these measures would likely differ from actual performance and updated forecasts provided to investors by management over the course of the year.

Restricted Stock Grants, page 18

6.              SEC Comment #6: You state that individual grants were based, in part, on the compensation committee’s assessment of individual performance.  With a view toward future disclosure, please tell us how the compensation committee assessed individual performance.  For example, please tell us whether the compensation committee exercised discretion in making its assessment or whether it adhered to established targets such as the individual performance criteria considered with respect to the annual incentive compensation.

Response: In future filings the Company will disclose the following:

The Compensation Committee considers individual performance, the importance of each executive officer to the Company’s current performance, each executive officer’s tenure in the position, relative experience and future leadership potential and how the executive officer’s total and long-term equity-linked compensation compares to levels at the identified peer companies in determining how many shares of restricted stock to award each of the executive officers.  In considering the individual performance of each executive officer, the Compensation Committee considers many of the same factors considered in determining the individual performance component of annual incentive compensation, and similarly, the Committee exercises discretion in its assessment and in allocating shares of restricted stock.

Certain Relationships and Related Transactions, page 31

7.              SEC Comment #7:  In future filings, please include the information required by Item 404(b) of Regulation S-K.

Response: In future filings, the Company will disclose that the Company has the following policy and procedure to review transactions with related persons:

All facts and circumstances of any transactions between the Company and any executive officer, director or other related person must be fully disclosed to the chair of the Audit Committee of the Board of Directors, and prior written approval of the Audit Committee of the Board of Directors must be obtained.

In responding to the Staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We hope that the Company’s responses adequately address the Staff’s comments. If you have questions on this letter or need further assistance, please do not hesitate to call me at (914) 697-2877.

Very truly yours,

		By:	/s/ John Burns
		Name:	John Burns
		Title:	Senior Vice President and Chief Financial Officer
cc:	Brian Sondey, TAL International Group, Inc.